UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

DISCOVERY, INC.
(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series C Common Stock, par value $0.01 per share
(Title of Class of Securities)

The CUSIP for the Series A Common Stock is 25470F104
The CUSIP for the Series C Common Stock is 25470F302
(CUSIP Number)

Michael D. Fricklas
Advance/Newhouse Programming Partnership
One World Trade Center
New York, New York 10007
Telephone Number: (212) 286-6900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page 2 of 10

1	NAME OF REPORTING PERSON Advance/Newhouse Programming Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 91,889,280.86 shares of Series C Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 91,889,280.86 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 91,889,280.86 shares of Series C Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5% Series A Common Stock and 22.2% Series C Common Stock
14	TYPE OF REPORTING PERSON PN

*	Series C Common Stock has no general voting rights except to the extent required by law

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page 3 of 10

1	NAME OF REPORTING PERSON Advance/Newhouse Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,145,095.53 shares of Series C Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,145,095.53 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,145,095.53 shares of Series C Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% Series C Common Stock
14	TYPE OF REPORTING PERSON PN

*	Series C Common Stock has no general voting rights except to the extent required by law

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page 4 of 10

1	NAME OF REPORTING PERSON Newhouse Broadcasting Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 96,034,376.39 shares of Series C Common Stock**
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 96,034,376.39 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 96,034,376.39 shares of Series C Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5% Series A Common Stock and 23.2% Series C Common Stock
14	TYPE OF REPORTING PERSON CO

*	Sole voting power and dispositive power are held indirectly through control of Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership.
**	Series C Common Stock has no general voting rights except to the extent required by law

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page 5 of 10

1	NAME OF REPORTING PERSON Advance Publications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 96,034,376.39 shares of Series C Common Stock**
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 96,034,376.39 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 96,034,376.39 shares of Series C Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5% Series A Common Stock and 23.2% Series C Common Stock
14	TYPE OF REPORTING PERSON CO

*	Sole voting power and dispositive power are held indirectly through control of Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership.
**	Series C Common Stock has no general voting rights except to the extent required by law

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page 6 of 10

1	NAME OF REPORTING PERSON Newhouse Family Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 96,034,376.39 shares of Series C Common Stock**
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 96,034,376.39 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 96,034,376.39 shares of Series C Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5% Series A Common Stock and 23.2% Series C Common Stock
14	TYPE OF REPORTING PERSON PN

*	Sole voting power and dispositive power are held indirectly through control of Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership.
**	Series C Common Stock has no general voting rights except to the extent required by law

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page 7 of 10

1	NAME OF REPORTING PERSON Advance Long-Term Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 96,034,376.39 shares of Series C Common Stock**
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 96,034,376.39 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 96,034,376.39 shares of Series C Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5% Series A Common Stock and 23.2% Series C Common Stock
14	TYPE OF REPORTING PERSON OO

*	Sole voting power and dispositive power are held indirectly through control of Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership.
**	Series C Common Stock has no general voting rights except to the extent required by law

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page 8 of 10

This Amendment No. 15 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) which was jointly filed on September 17, 2008, the amended Statement on Schedule 13D which was jointly filed on December 13, 2010, the second amended Statement on Schedule 13D which was jointly filed on December 27, 2012, the third amended Statement on Schedule 13D which was jointly filed on March 14, 2013, the fourth amended Statement on Schedule 13D which was jointly filed on June 5, 2013, the fifth amended Statement on Schedule 13D which was jointly filed on May 27, 2014, the sixth amended Statement on Schedule 13D which was jointly filed on August 4, 2014, the seventh amended Statement on Schedule 13D which was jointly filed on March 2, 2015, the eighth amended Statement on Schedule 13D which was jointly filed on March 1, 2016, the ninth amended Statement on Schedule 13D which was jointly filed on June 28, 2016, the tenth amended Statement on Schedule 13D which was jointly filed on August 1, 2017, the eleventh amended Statement on Schedule 13D which was jointly filed on June 13, 2019, the twelfth amended Statement on Schedule 13D which was jointly filed on November 11, 2019, the thirteenth amended Statement on Schedule 13D which was jointly filed on February 19, 2020, and the fourteenth amended Statement on Schedule 13D which was jointly filed on February 24, 2021 and is filed on behalf of Advance/Newhouse Programming Partnership, a New York general partnership (“Advance/Newhouse”), Advance/Newhouse Partnership, a New York general partnership (“ANP”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”), Advance Publications, Inc., a New York corporation (“API”), Newhouse Family Holdings, L.P., a Delaware limited partnership (“NFH”), and Advance Long-Term Management Trust, a New Jersey trust (“Advance Long-Term Trust” and, together with Advance/Newhouse, ANP, NBCo, API and NFH, the “Reporting Persons” and each a “Reporting Person”), with respect to the Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), and the Series C Common Stock, par value $0.01 per share (the “Series C Common Stock”), of Discovery, Inc., a Delaware corporation (the “Issuer” or “Discovery”). The Reporting Persons directly or indirectly hold shares of (1) Series A- 1 Convertible Participating Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock”), of the Issuer, which are convertible into the shares of Series A Common Stock and shares of Series C Common Stock for which beneficial ownership is reported herein, (2) Series C-1 Convertible Participating Preferred Stock, par value $0.01 per share (the “Series C-1 Preferred Stock”), of the Issuer, which are convertible into the shares of Series C Common Stock for which beneficial ownership is reported herein and (3) Series C Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following paragraph at the end thereof:

On May 16, 2021, Discovery, Inc. (“Discovery”) entered into an agreement and plan of merger (the “Merger Agreement”) to effect a reverse Morris trust transaction with AT&T Inc. (“AT&T”) pursuant to which Magallanes, Inc., a wholly owned subsidiary of AT&T (“Spinco”) which will own the WarnerMedia segment of AT&T, will be merged with and into Drake Subsidiary, Inc. a wholly owned subsidiary of Discovery (the “Business Combination”).

In connection with the Business Combination, Discovery will amend its Amended and Restated Certificate of Incorporation (the “Discovery Charter”) and undergo a recapitalization of its existing classes of stock, pursuant to which, among other things, (i) each issued and outstanding share of Discovery’s Series B Common Stock will be reclassified and converted into such number of shares of Series A Common Stock, par value $0.01 per share, of Discovery (“Series A Common Stock”) into which it could have been converted as provided in the existing Discovery Charter, (ii) each issued and outstanding share of Discovery’s Series C-1 Convertible Participating Preferred Stock will be reclassified and converted into such number of shares of Discovery’s Series C Common Stock into which it could have been converted as provided in Discovery’s Certificate of Designation of Series C-1 Convertible Participating Preferred Stock, (iii) each issued and outstanding share of Discovery’s Series C Common Stock (including those issued and outstanding as a result of the reclassifications) will be reclassified and converted into one share of Series A Common Stock and (iv) each issued and outstanding share of Discovery’s Series A-1 Convertible Participating Preferred Stock (the “Series A-1 Preferred Stock”) will be converted into approximately 13.1 shares of Series A Common Stock, reflecting the premium described below (the reclassifications or conversion described in the foregoing clauses (i) through (iv), the “Recapitalization”).  As a result of the Recapitalization, Discovery will have only one class of common stock.  In addition, prior to the consummation of the Business Combination, AT&T will effect a separation of Spinco, either through a spin-off, an exchange offer or a combination thereof (the “Separation” and together with the Business Combination and the Recapitalization, the “Proposed Transaction”).  Following the Recapitalization and the Separation, in connection with the consummation of the Business Combination, the shareholders of Spinco will receive Series A Common Stock at a fixed exchange ratio such that, upon consummation of the Business Combination, the former shareholders of AT&T will own an aggregate of 71% of the combined company and the shareholders of Discovery will own an aggregate of 29% of the combined company.

The Proposed Transaction requires, among other things,  the consent of a Reporting Person under the Discovery Charter as the sole holder of the Series A-1 Preferred Stock.  The terms and conditions upon which such consent was granted were negotiated by an independent transaction committee (the “Discovery Independent Transaction Committee”), composed entirely of independent directors of Discovery, that was formed for this purpose.  The Discovery Independent Transaction Committee agreed that, in exchange for the Reporting Person providing its consent to the Proposed Transaction, which will result in the forfeiture of its significant approval rights pursuant to the terms of the Series A-1 Preferred Stock and reclassification of the shares of Series A-1 Preferred Stock into common stock, the Reporting Persons would receive, as part of the Recapitalization, a premium in the form of an increase to the number of shares of common stock of Discovery into which the Series A-1 Preferred Stock would be converted.  This represents an approximately 14% premium over the aggregate pro forma ownership percentage that the Reporting Persons would have otherwise received in the Proposed Transaction.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page 9 of 10

In connection with the entry into the Merger Agreement, Advance/Newhouse and ANP entered into a Consent Agreement (the “Consent Agreement”) and a Voting Agreement (the “Voting Agreement”), pursuant to which Advance/Newhouse and ANP have agreed to provide their consent and to vote in favor of the Proposed Transaction, subject to the terms and conditions set forth therein.  These conditions include, among others, that there has been no amendment, supplement or modification to the Merger Agreement as well as certain of the ancillary agreements thereto, or waiver of any condition, which would adversely affect the Reporting Persons or their affiliates in any material respect.  In addition, the Consent Agreement provides that the Reporting Persons are entitled to include two nominees in the slate of initial director nominees that Discovery is expected to be entitled to appoint to the board of directors of the combined company pursuant to a definitive agreement.  Pursuant to the Voting Agreement, the Reporting Persons have agreed to vote all of the voting shares of Discovery beneficially owned by them in favor of the Proposed Transaction and against any competing proposal, subject to the terms and conditions set forth therein.  The Reporting Persons have also agreed in the Voting Agreement not to transfer any of the Series A-1 Preferred Stock or Series A Common Stock beneficially owned by them, except to a party which agrees to be bound by the terms of the Voting Agreement, until the Voting Agreement is terminated, in addition to certain restrictions on transfers of Series A-1 Preferred Stock in the Consent Agreement. The foregoing descriptions of the Voting Agreement and the Consent Agreement are qualified in their entirety by the Voting Agreement and Consent Agreement, which are attached hereto as Exhibit B and Exhibit C, respectively.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are amended and supplemented to read as follows:

(a)       Each Reporting Person, other than ANP, has beneficial ownership of 70,673,242 shares of Series A Common Stock, representing 29.5% of the outstanding shares of that class. Advance/Newhouse has beneficial ownership of 91,889,280.86 shares of Series C Common Stock, representing 22.2% of the outstanding shares of that class. ANP has beneficial ownership of 4,145,095.53 shares of Series C Common Stock, representing 1.0% of the outstanding shares of that class. Each Reporting Person, other than Advance/Newhouse and ANP, has beneficial ownership of 96,034,376.39 shares of Series C Common Stock, representing 23.2% of the outstanding shares of that class; NBCo beneficially owns such shares indirectly through its 65% interest in Advance/Newhouse and 61.24% interest in ANP, and each of API, NFH and Advance Long-Term Trust beneficially owns such shares indirectly through its 35% interest in Advance/Newhouse and 38.76% interest in ANP.

(b)       Each Reporting Person, other than ANP, has shared power to vote or direct the vote of 70,673,242 shares of Series A Common Stock and shared power to dispose or direct the disposition of 70,673,242 shares of Series A Common Stock.

Advance/Newhouse has shared power to vote or direct the vote of 91,889,280.86 shares of Series C Common Stock and shared power to dispose or direct the disposition of 91,889,280.86 shares of Series C Common Stock. ANP has shared power to vote or direct the vote of 4,145,095.53 shares of Series C Common Stock and shared power to dispose or direct the disposition of 4,145,095.53 shares of Series C Common Stock. Each Reporting Person, other than Advance/Newhouse and ANP, has shared power to vote or direct the vote of 96,034,376.39 shares of Series C Common Stock and shared power to dispose or direct the disposition of 96,034,376.39 shares of Series C Common Stock.

(c)       Except as stated in Item 4 above, none of the Reporting Persons have effected any transactions in shares of Series A Common Stock or Series C Common Stock of the Company during the past 60 days. The information set forth, or incorporated by reference in, Item 4 in this Schedule 13D is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Item 4 and Item 5 in this Schedule 13D is hereby incorporated by reference.

Item 7.	Exhibits.
Exhibit No.	Description
A	Joint Filing Agreement by and among the Reporting Persons.
B	Consent Agreement, dated as of May 17, 2021, by and among Advance/Newhouse Partnership, Advance/Newhouse Publishing Partnership and Discovery, Inc.
C	Voting Agreement, dated as of May 17, 2021, by and among Advance/Newhouse Partnership, Advance/Newhouse Publishing Partnership, Discovery, Inc., AT&T, Inc. and Magallanes, Inc.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: May 17, 2021

Advance/Newhouse Programming Partnership

By:	/s/ Oren Klein
Oren Klein
Chief Financial Officer

Advance/Newhouse Partnership

By:	/s/ Oren Klein
Oren Klein
Chief Financial Officer

Newhouse Broadcasting Corporation

By:	/s/ Oren Klein
Oren Klein
Chief Financial Officer

Advance Publications, Inc.

By:	/s/ Oren Klein
Oren Klein
Chief Financial Officer

Newhouse Family Holdings, L.P.
By: Advance Long-Term Management Trust, as General Partner

By:	/s/ Michael A. Newhouse
Michael A. Newhouse
Trustee

Advance Long-Term Management Trust

By:	/s/ Michael A. Newhouse
Michael A. Newhouse
Trustee